1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202-1132
Phone: (303) 573-1660
Fax: (303) 595-9385
Email: info@royalgold.com
www.royalgold.com
May 19, 2008
Via EDGAR & Federal Express
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Attn:	Jill Davis
Branch Chief

Re:	Royal Gold, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed August 22, 2007
File No. 001-13357

Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 1, 2008
File No. 001-13357
Dear Ms. Davis:
     On behalf of Royal Gold, Inc. (“Royal Gold,” the “Company,” “we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) May 7, 2008 comment letter addressed to the undersigned (the “Comment Letter”), we are responding below to the Staff’s comments with respect to Royal Gold’s Form 10-K filed with the Commission on August 22, 2007 (the “10-K”) and Royal Gold’s Form 10-Q filed with the Commission on May 1, 2008 (the “10-Q”). Our responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter. The responses provided herein are based on discussions with, and information furnished by, Royal Gold and its advisors.

     We believe our responses below are fully responsive to the Comment Letter and we would greatly appreciate your review of our analysis set forth in this letter.
Form 10-K for the Fiscal Year Ended June 30, 2007
Financial Statements and Supplementary Data, page 58
1.	Comment: We note you have interests in projects located in foreign countries. Provide the disclosures required by paragraph 38 of SFAS 131, or explain why these disclosures are unnecessary.

Response: For the fiscal year ended June 30, 2007, we evaluated the disclosure requirements in SFAS 131 paragraph 38 a), which requires geographic disclosure of revenues from external customers by country both individually and in aggregate, and paragraph 38 b), which requires disclosure of long-lived assets by country, both individually and in aggregate.

With respect to SFAS 131, paragraph 38 a), we recorded total revenues of $48.4 million, $28.4 million and $25.3 million for fiscal years ended June 30, 2007, 2006 and 2005, respectively. Revenues from domestic sources represented 96.4%, 97.8% and 99.4%, respectively during fiscal 2007, 2006 and 2005, respectively. Accordingly, we concluded that foreign source revenues were not material during these reporting periods and therefore no additional footnote disclosure would have been meaningful. We also note that within Management’s Discussion and Analysis to the June 30, 2007 10-K, the Company has disclosed revenues by property for both the fiscal year ended June 30, 2007 and 2006. In addition, our royalty assets, including their geographic location, are provided in the 10-K text and Note 3 in the Notes to Consolidated Financial Statements. In future periods, we expect that Royal Gold will derive a greater percentage of its revenue from foreign sources. For the nine months ended March 31, 2008, we derived 82.8% of our revenue from domestic sources, indicating that foreign source revenue is becoming more significant in our business. As such, we will add additional disclosure in our footnotes to future Form 10-K filings to disclose foreign source revenue, including by country of domicile when revenue from any individual country becomes material to our consolidated statements of operations and cash flows.

With respect to SFAS 131, paragraph 38 b), our Royalty Interests in Mineral Properties are the only assets of the Company that exist in foreign countries. As of June 30, 2007 and 2006, we reported net Royalty Interests in Mineral Properties totaling $215.8 million and $84.6 million, respectively. Total assets related to foreign domiciled royalty properties were $161.4 million at June 30, 2007 and $26.1 million at June 30, 2006, or 74.8% and 30.9%, respectively. Each of our royalty properties is discussed in detail in Note 3 in the Notes to Consolidated Financial Statements in the 10-K for the fiscal year ended June 30, 2007, including location by country. We believe that this footnote disclosure adequately complies with the requirements of SFAS 131, paragraph 38 b).

Note 9, Earnings Per Share Computation, page 86
2.	Comment: We note that you have granted certain restricted shares that vest with continued service. Please tell us whether or not you consider these restricted shares to be vested or non-vested for the purposes of computing your shares outstanding and whether or not you included them in your computation of weighted average shares outstanding-basic. Please provide the applicable accounting guidance that supports your position.

Response: For purposes of computing our shares outstanding, the Company considers the restricted shares that vest with continued service to be non-vested until such vesting restrictions lapse. As such, non-vested restricted stock is not included in our computation of shares outstanding. Once the vesting restrictions lapse, the respective vested shares are included in the computation of shares outstanding.

In accordance with SFAS 128, paragraph 10, the non-vested portions of our restricted shares that vest with continued service are considered “contingently issuable shares” and these contingently issuable shares are excluded from our computation of basic weighted average shares outstanding. Once the vesting restrictions lapse, the respective vested shares are included in our computation of basic weighted average shares outstanding.

Further, because the non-vested portions of our restricted shares are considered contingently issuable shares, the non-vested portions of our restricted shares are considered as part of our dilutive earnings per share computation using the “treasury stock method” each reporting period in accordance with SFAS 128, paragraph 20. The earnings per share table in Note 9 in the Notes to Consolidated Financial Statements within our 10-K for the fiscal year ended June 30, 2007 will be updated in future filings to state that the dilutive earnings per share number includes the “effect of dilutive securities” as opposed to “effect of potentially dilutive options.”
Form 10-Q for the Quarterly Period Ended March 31, 2008
Note 2, Acquisition of Battle Mountain and Gold Exploration, page 9
3.	Comment: We note your disclosure that the acquisition of Battle Mountain has been accounted for as an asset acquisition using the purchase method of accounting. Please clarify how you determined that the purchase of Battle Mountain was deemed an asset acquisition rather than a business combination.

Response: Prior to Royal Gold’s acquisition of Battle Mountain Gold Exploration (“BMGX”) on October 24, 2007, BMGX was a publicly-traded company with only two employees: a CEO and a CFO. BMGX had a portfolio consisting of royalties on 13 properties located primarily in the Americas. Prior to our acquisition of BMGX, BMGX’s operations consisted principally of monitoring its portfolio of royalty interests, acquiring new royalty interests and general corporate functions associated with being a publicly-traded company. The two employees of BMGX (the CEO and the CFO) were not retained at the consummation of the merger.

To help determine if the Company would account for the acquisition of BMGX as an asset purchase or a business combination, the Company looked to EITF 98-3, Determining Whether a Nonmonetary Transaction Involves the Receipt of Productive Assets or of a Business, to assist with its analysis. EITF 98-3 provides guidance to be used in determining if a business has been received in a non-monetary exchange transaction. Specifically, paragraph 6 of EITF 98-3 states that “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Paragraph 6 of EITF 98-3 further indicates that an evaluation of the necessary elements of a business should be considered. The necessary elements include inputs, processes and outputs. Inputs include (a) long-lived assets, including intangible assets, or rights to the use of long-lived assets, (b) intellectual property, (c) the ability to obtain access to necessary materials or rights, and (d) employees. Processes include the existence of systems, standards, protocols and self-sustaining operations. Outputs include the ability to obtain access to the customers that purchase the outputs of the transferred set. Paragraph 6 of EITF 98-3 goes on to state that “a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.”

When the Company looked to EITF 98-3 to conduct its analysis, we undertook an assessment of the elements included in the transferred set of BMGX net assets. Then, we compared the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. Through this analysis, we determined that BMGX employees, intellectual property, and the accounting system and function were missing elements from the transaction. From this we made an assessment as to whether the missing elements could cause one to conclude that the transferred set is not a business. Our assessment of each of the missing elements was as follows:

Employees

From our review of the various examples within EITF 98-3, employees are a key element in a transferred set in order for a business to continue its operation. In each of the EITF 98-3 examples where key or senior management are not part of the transferred set, other employees are always transferred as part of the transaction. While in the case of the royalty business a large number of employees is not necessary, a business needs some employees in order to be capable of continuing normal operations.

As the two employees of BMGX were not transferred to Royal Gold as part of the acquisition due to the fact that these individuals were not retained at the consummation of the merger, it is important under EITF 98-3 to consider whether the two BMGX employees possessed unique or scarce knowledge that is not easily replaceable at minimal cost to Royal Gold, and whether employees are actually a key missing element to the transferred set. It should be noted that Royal Gold entered into non-compete agreements with both BMGX employees. Based on these non-compete agreements, Royal Gold believes that the two previous BMGX employees possessed sufficient knowledge and experience to directly compete against us in the future.

An assessment of both BMGX employees was also considered when determining the extent of the unique and or scarce knowledge that each BMGX employee possessed. Based on these individual assessments, we believe that both BMGX employees possess unique or scarce knowledge in relation to the royalty business.

Accounting System and Intellectual Property

Additional elements missing in the transferred set were the various accounting, administration and due diligence systems and processes possessed by BMGX. There was also no intellectual property transferred in connection with the acquisition. Although the accounting, administration, due diligence systems and processes, and intellectual property were not transferred to Royal Gold, it was determined that these were not significant missing elements and that these elements are neither unique nor specific to BMGX.

Conclusion

In summary, the Company’s acquisition of BMGX lacked the following: employees, intellectual property, and the accounting system and function. The substance of what the Company acquired was the royalty assets, working capital, and debt. Furthermore, our EITF 98-3 analysis identified that there are missing elements in the transferred set as a result of the acquisition. The absence of employees is considered to be a significant (not minor) missing element that is difficult to replace. The presence of this missing element would be critical to the continuation of BMGX as a business. As noted above, paragraph 6 of EITF 98-3 states, “a transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.” As BMGX needs employees to continue normal operations, we have accounted for the acquisition of BMGX as an acquisition of assets rather than an acquisition of a business.

Closing Remarks
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to our counsel, Paul Hilton at (303) 454-2414.

Sincerely,
/s/ Tony Jensen
Tony Jensen
Chief Executive Officer Royal Gold, Inc.

cc:	Stefan Wenger, Chief Financial Officer and Treasurer
Paul Hilton, Esq., Hogan & Hartson L.L.P.
Eric Jacobsen, Partner, PricewaterhouseCoopers LLP